

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2022

Brian M. Strem, Ph.D.
President and Chief Executive Officer
Kiora Pharmaceuticals, Inc.
1371 East 2100 South, Suite 200
Salt Lake City, Utah 84105

> **Re: Kiora Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 3, 2022**
> **File No. 333-264641**

Dear Dr. Strem:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Robert A. Petitt